DNA TESTING CENTERS CORP

2378 Parkhaven Blvd., Oakville, ON,

L6H 0E7, Canada

(866) 863-5139

MAY 22, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re: DNA Testing Centers Corp.

Amendment No.3 to Registration Statement on Form S-1

Filed May 5, 2015

File No. 333-199589

To whom it may concern:

In accordance with Rule 461 under the Securities Act of 1933, DNA Testing Centers Corp., a Florida corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-199589) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2015. The Registrant respectfully requests that the Registration Statement become effective by 5:00 PM, Friday, May 22, 2015 Washington, D.C. time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956 or bhamilton@securitieslawyer101.com.

Sincerely

 /s/ Dr. Barjinder Sohal

Chief Executive Officer